Exhibit 99.2

Agria and PGG Wrightson to Cooperate With PRC Agricultural Partners

Two Memoranda of Understanding Signed With Guangdong and Shandong Agricultural Partners

Dec 18, 2012 (Marketwire via COMTEX) – Agria Corporation (NYSE: GRO)(the “Company” or “Agria”) and its New Zealand listed subsidiary PGG Wrightson (NZSE: PGW) ("PGW") today announced that the operating entities of Agria and PGW have signed two memoranda of understanding with PRC agricultural partners in Guangdong Province and Shandong Province.

According to the memorandum of understanding with Guangdong Academy of Agricultural Sciences, Crops Research Institute, and Guangdong Golden Crops Agricultural Sciences & Technology Co., Ltd, the parties will develop a high- profile agriculture showcase under the name of “The China Guangdong - New Zealand Agriculture Showcase” in Guangdong Province. The parties will cooperate in the following areas:

•	To establish the China Guangdong – New Zealand Agriculture Showcase for the showcasing and promotion of innovative products, advanced agricultural technology, advanced plant species, and advanced agricultural production models;
•	To cooperate in the exchange and training of agriculture specialists;
•	To strengthen the cooperation in the development, production and promotion of new plant species including edible corn, forage and vegetable seeds;
•	To leverage and apply New Zealand’s geographical and climate advantages by establishing a base in New Zealand for seed production of Guangdong Province; and
•	To jointly set up a working committee to coordinate the establishment of the project, with representatives from all parties, and to communicate and cooperate in other areas.

According to the memorandum of understanding with Shandong Province Seeds Group Co., Ltd., the parties will cooperate in the following areas:

•	To strengthen the cooperation in the scientific research, production and promotion of plant species including corn, forage and vegetable seeds; and
•	To jointly set up a working committee to coordinate the establishment of the project, with representatives from all parties, and to communicate and cooperate in other areas.

Alan Lai, Agria’s Chairman of the Board, commented, “The cooperation between Agria and PGW has enhanced the complementary strengths of both sides and boosted the future plan for joint development of Asia and China markets. Agricultural and seeds economy has been highly recognized by the Chinese government and investors. With nearly 40 ranches each with over ten-thousand cattle under construction, China is marching into large-scale breeding in this area. Development and promotion of grass seeds is currently one of the most needed agricultural technologies in China. With world-leading seeds technologies and ranch management experience, we can bring valuable experience for the construction of large-scale ranches in China. I believe, our cooperation with PGW will generate significant investment return for shareholders in the near future.”

The two projects will benefit from Agria and PGW’s extensive experience and resource in advanced technical development planning and their management philosophy and skills, combined with the advanced new agricultural production technology provided by the Guangdong and Shandong agricultural partners. The two projects will serve as platforms for Agria and PGW to promote agricultural technology and innovative services for PRC clients and show Agria and PGW’s dedication to international cooperation.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.